SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

(03 October 2018)

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 03 October 2018 re: Director Declaration

3 October 2018

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14

In accordance with Listing Rule 9.6.14R Lloyds Banking Group plc announces that Deborah McWhinney, an independent Non-Executive Director of the Company, was appointed as a Director of BorgWarner Inc. on 25 July 2018. BorgWarner Inc. is listed on the New York Stock Exchange.

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 03 October 2018